Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

News Release

Canarc to Begin Drilling at Fondaway Canyon, Nevada

Vancouver, Canada –September 7, 2017 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has received approval from the U.S. Bureau of Land Management for a drilling campaign at its Fondaway Canyon property in Nevada. The program consists of 7 core holes totaling 2,700 meters in 5 target areas at depths of up to 400 meters; drilling is expected to start on or about September 15th, 2017. The program will cost approximately $850,000 CDN and will be funded from existing cash.

The principal objectives of the drilling program are to test for extensions of mineralization to depth below shallowly-drilled mineralized zones at the South Mouth, Pack Rat, South Pit and Colorado zones, and for the down-dip continuation of mineralization in the Half Moon - Stibnite area. Drilling will also focus on the corners of the structural dilation zone (see July 5, 2017 news release) where gold mineralization is particularly enhanced.

South Mouth

South Mouth is a broad area of mineralization up to 300 m wide by at least 700 m long. Historic drilling tested to only about 125 m deep, with most holes shorter than 100 m. Canarc will complete 2 holes across the mineralized area in an effort to extend mineralization 100 to 200 m below previously-tested levels. South Mouth mineralization was not included in the recent Fondaway resource calculations (43-101 Technical Report available on SEDAR).

Pack Rat

Like South Mouth, Pack Rat is a broad area of mineralization tested by shallow historic drilling; only 2 of the 39 holes drilled exceed 80 m. The gold mineralization occurs in steeply-dipping shear zones and vein stockworks in the southwest corner of the district-scale, structural dilation zone. Mineralization is known over a 180 m vertical range and remains open at depth and along strike. Canarc will complete 1 angle hole across the mineralized area in an effort to extend mineralization 100 to 200 m below previously-tested levels. Pack Rat mineralization was not included in the recent Fondaway resource calculations (43-101 Technical Report available on SEDAR).

South Pit

The South Pit target lies in the southeast corner of the district-scale structural dilation zone at the intersection of northeast-striking and east-striking mineralized structures. The intersection is marked by high-grade gold (e.g., 15.75 g/t Au over 0.5 m, Canarc sample). The northeast structure is at least 25 m wide and at least 200 m long, with samples exceeding 3 g/t away from the intersection. Canarc will complete 1 drill hole to test the intersection area.

Half Moon - Stibnite

The Half Moon - Stibnite target lies at the northeast corner of the dilation zone at the intersection of northeast-striking and east-striking mineralized shear zones and veins. Gold mineralization occurs within a broad envelope of stockwork veining which is about 175 m thick and has been tested down dip for about 350 m. The deepest historic drill intersection in the area is 4.2 g/t Au over 16.8 m including 7.8 g/t over 3 m and 6.7 g/t over 5.8 m (hole 02FC-4). The Company will complete one hole to test about 100 m below the historic holes.

Colorado

Colorado is a broad mineralized area (about 200 m by 300 m) marking the northwest corner of the dilation zone that contains strongly-altered and mineralized dikes, high-grade veins and shear zones, and broad lower-grade mineralization hosted in altered shale. Canarc's rock-chip samples returned 5.0 g/t Au over 2 m, 10.7 g/t Au over 4 m and 24.0 g/t Au over 2 m in steep and low-angle shear/vein zones. The Company will complete 2 deep holes across the area to test below previous drilling and confirm the high-grade mineralization in the area of hole TF-114.

* Drill hole gold composites do not necessarily equate to true widths.

Qualified Person:

Dr. Jacob Margolis is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release. Dr. Margolis is engaged as a consultant to Canarc Resource Corp.

"Catalin Kilofliski”

____________________

Catalin Kilofliski, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company creates shareholder value by acquiring, exploring and developing pre-production stage gold mines or properties in the Americas.

For More Information - Please contact:

Catalin Kilofliski, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.